FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

     Charles A. Butt

       President & CEO

April 2005

To our valued shareholders:

2004 brought growth, change and evolution to Forbes as a result of an increasing revenue stream, a promising pharmaceutical development program and strong human resources.

Our growth is reflected in both the increase in sales of our cholesterol-lowering ingredients and the increase in R&D activity to support the upcoming US Phase II trial for our cholesterol-lowering drug, FM-VP4. Additionally, Forbes has hired new pharmaceutical and business development employees, whose expertise and experience help strengthen the Company’s foundation.

As a result of successful financing, organizational changes and the drive to succeed, Forbes has evolved into a “Life Sciences Company” dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD).  Our vision is to develop and market products along a treatment continuum that consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek.  Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

Forbes has been able to leverage its core competencies, staff and scientific advisory boards to establish a sound business model and research focus around CVD that can help build shareholder value. The CVD marketplace is extensive with several indications and a therapeutic market size in the billions of dollars.

Targeting success and the largest of the CVD indications, Forbes is concentrating on the reduction of LDL (or bad) cholesterol. According to the American Heart Association, it is estimated that over 100 million adults in the United States alone have cholesterol levels which are considered high or borderline-high. The therapeutic market for this category, estimated at over $23 billion, presents an excellent opportunity for FM-VP4 as a member of a new class of cholesterol-lowering pharmaceuticals called cholesterol absorption inhibitors. The leading therapeutic in this category, Zetia™, from Merck/ Schering-Plough recorded over $1 billion in sales in 2004.

FM-VP4 is now in the process of completing a 90-day toxicity study as we prepare our IND application to the US FDA. Pharmaceutical and scientific staff at Forbes have been working closely with our Scientific & Medical Advisory Board to effectively optimize the US Phase II trial design. Enhancements in the trial include an expanded number of participants, a longer trial duration, a narrower dosage range and a target reduction of 15% of LDL cholesterol in comparison to baseline. Further details of the trial will be available prior to its start.

Functional foods and dietary supplements are another innovative way to address elevated cholesterol. Forbes has researched, developed and commercialized a series of phytosterol-based ingredients that have clinically demonstrated the ability to help lower cholesterol.

The demand for phytosterols remains strong and we have maintained our competitive edge with high grade, non-GMO sterols. Sales of Reducol™, our branded and clinically substantiated ingredient, continue to grow.  This growth is reflected in our revenue guidance for 2005 of $21 to $22 million versus $17.6 million in 2004.

With key regulatory approvals in place, we have now commenced shipping Reducol™ for scheduled product launches in Europe over the next few months. We are working with our strategic partners, PR agencies and large multinational customers to address the demand for non-GMO functional foods and look forward to announcing customers’ names and specific products upon launch.

In 2005, Forbes will endeavor to meet its milestones and objectives including the initiation of the US Phase II trial for FM-VP4, further enhancement our pharmaceutical development pipeline, and product launches in the European market carrying the Reducol™ brand name. In addition to increased staffing levels, we have expanded our sterol manufacturing facility in anticipation of growth of our cardiovascular-based operations. 2005 is about growing, preparing and building an organization to meet the pending demand for our commercialized ingredients and the development of a potential blockbuster drug.

Financially, the Company’s capital position has improved over last year due to direct investments and a growing revenue stream. We will continue to expand the investor’s and scientific community’s awareness of Forbes’ unique position as a Life Sciences Company with a strong revenue stream combined with a growing pharmaceutical development pipeline.

On behalf of the Board of Directors, I would like to offer my sincere appreciation and heart felt thanks not only to our employees, but also to our shareholders for their steadfast support. I look forward to updating you on the future success of the Company’s endeavors.

This President’s Message contains forward-looking statements concerning anticipated developments in the Company’s business, including anticipated future revenue, future development of FM-VP4, anticipated growth in demand for sterols, anticipated product launches, and continued growth of the Company’s business.  Forward-looking statements can be identified by the use of forward-looking terminology such as “promising”, “vision”, “targeting”, “revenue guidance”, “scheduled”, “will endeavor”, “to meet”, “potential”, “anticipate”, “future”, “continue”, “growing”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will” occur.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, uncertainty as to whether FM-VP4 will be further developed and marketed successfully as a drug or at all; uncertainty whether the U.S. Phase II trial will occur as planned or at all or will achieve expected results; uncertainty regarding the outcome of current toxicology studies; the need for regulatory approvals, including without limitation, approvals from the U.S. FDA, which approvals may not be obtained on acceptable terms or at all; the need for performance by buyers of the Company’s products; uncertainty as to whether supply requirements forecasted by the Company’s customers will be ordered and shipped, which is a key assumption underlying the Company’s revenue guidance; uncertainty as to future volumes of  sterol revenues and sales; the dependency of the Company on a few customers; uncertainty of the size and existence of a market opportunity for, and market acceptance of, the Company’s products and those of its customers; uncertainty whether new products containing the Company’s sterol ingredients will be launched as anticipated or at all; the need to secure new contracts and new strategic relationships, which is not assured; the risk that regulatory approvals previously obtained may be withdrawn; intellectual property risks; marketing/manufacturing risks and the need to manufacture to regulatory standards; partnership/strategic alliance risks and in particular, the Company’s dependence on its joint venture partner, Chusei (U.S.A.) Inc.; product liability risks; the effect of competition; the risk of unknown side effects; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; environmental risks; political risks; the risk of technical obsolescence; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.  The Company does not assume any obligation to update any statement contained in this President’s Message.

This President’s message is not an offer to sell or a solicitation of an offer to buy any securities of Forbes Medi-Tech Inc.

Suite 200 – 750 West Pender Street, Vancouver, BC, Canada V6C 2T8

Tel:  (604) 689-5899     Fax:  (604) 689-7641

Web Site:  www.forbesmedi.com

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